December 2, 2009

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Ms. Lisa Haynes

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Ms. Era Anagnosti

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Subject:	WMS Industries Inc.
Form 10-K for the fiscal year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Definitive Proxy Statement on Schedule 14A filed October 27, 2009
File No. 001-08300

Dear Mr. Hartz and Ms. Haynes and Anagnosti:

On behalf of WMS Industries Inc., (the “Company,” “We,” or “Us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) as set forth in the SEC Staff’s comment letter dated November 6, 2009.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments. We have set forth below, in italics, the text of the SEC Staff’s comment prior to each response in the same order as presented in the SEC Staff’s letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

SEC Staff Comment:

Business

General, page 2

1.	We note the disclosure in the fourth bullet point of your risk factor entitled “Our business is subject to political, market and financial risks:” on page 27; but your Form 10-K omits a discussion about compliance with laws and regulations regarding environmental matters. In future filings, please expand your disclosure related to information contained in subparagraph (c)(1)(xii) of Item 101 of Regulation S-K, to the extent that such information is material.

Response:

Our business involves software design and assembly of components manufactured by third parties to create gaming machines. As such, compliance with environmental laws has not been a material issue to our business. In preparing our Annual Report on Form 10-K for the year ended June 30, 2009 (“2009 10-K”), we concluded that disclosures under subparagraph (c)(1)(xii) of Item 101 of Regulation S-K were not required due to immateriality. In future filings of our Annual Reports on Form 10-K, to the extent we conclude such information is material to our business, we will include the disclosure of appropriate information required by subparagraph (c)(1)(xii) of Item 101 of Regulation S-K.

SEC Staff Comment:

2.	In future filings, please provide in this section the information required by Item 101(d) of Regulation S-K, or provide a cross-reference if this information is located elsewhere in your Form 10-K. In this regard, we note the disclosure in note 15 to your financial statements.

Response:

In future filings of our Annual Reports on Form 10-K, to the extent material we will disclose the information required under Item 101(d) of Regulation S-K in our Item 1. Business section or provide a cross-reference to this information if located elsewhere in our Annual Report on Form 10-K.

SEC Staff Comment:

Patent, Trademark, Licenses, Copyright and Product Protection, page 16

3.	In future filings, please disclose the duration of the intellectual property rights discussed in this section. Refer to Item 101(c)(iv) of Regulation S-K. In addition, please disclose, to the extent applicable, whether the expiration of any individual right or group of rights in the near future may have a material impact on your business. Please also comply with this comment with respect to the section entitled “Brand Licenses and Technology” on page 16, including providing the expiration date of licenses that are tied to the term of a patent.

Response:

At June 30, 2009, we did not have any individual intellectual property right or group of rights that were expected to expire in the near future that would have had a material impact on our business. In future filings of our Annual Reports on Form 10-K we will expand our disclosure in Item 1. Business - Patent, Trademark, Licenses, Copyright and Product Protection to reflect the duration of material intellectual property rights, pursuant to Item 101(c)(iv) of Regulation S-K and incorporate by reference information contained in the Intangible Assets footnote in our Consolidated Financial Statements. In this regard, please see Note 7 – Intangible Assets to our Consolidated Financial Statements included in our 2009 10-K which, among other matters, discloses the useful lives of our finite-lived intangible assets by category, including patents, trademarks and licenses. We will specifically disclose, to the extent material, whether the expiration of any individual right or group of rights in the near future may have a material impact on our business. We will also apply this disclosure requirement to any material right or group of rights in our Brand Licenses and Technology disclosure under Item 1. Business.

SEC Staff Comment:

4.	We note the disclosure in the third sentence of the first paragraph regarding the two licenses used in substantially all of your products. In future filings, please identify the licensors and briefly describe the material terms of the agreements relating to these licenses, or provide a cross-reference if this information is located elsewhere in your Form 10-K. For example, we note the disclosure regarding licenses in the section entitled “Brand Licenses and Technology” on page 16. Please also confirm that the agreements relating to these licenses are filed as exhibits to the Form 10-K.

Response:

In future filings of our Annual Reports on Form 10-K we will disclose the identity of the licensors and the material terms of these two licensed technologies or will provide a cross-reference to information related to these licenses located elsewhere in our Annual Reports on Form 10-K. The two licenses are for: (1) ticket-in ticket-out technology licensed from the Anchor Gaming business of International Game Technology Inc. (“IGT”) referenced in the third paragraph under the heading “Brand Licenses and Technology” in our 2009 10-K and (2) CPU-NXT operating system which was designed by a third party software developer, Sierra Design Group (“SDG”) referenced in the sixth paragraph under the heading “Brand Licenses and Technology” in our 2009 10-K.

Both of these license agreements and any related amendments have been included as Exhibits to our 2009 10-K; see Exhibits 10.10, 10.12, 10.13, 10.14, 10.15 and 10.16.

SEC Staff Comment:

Brand Licenses and Technology, page 16.

5.	It does not appear that the license agreements referenced in the fifth and last paragraphs of this section are filed as exhibits to the Form 10-K. Please advise or revise accordingly.

Response:

The individual license agreements referenced in the fifth and last paragraph of Item 1. Business - Brand Licenses and Technology on page 17 of our 2009 10-K are not material agreements based on the amount of revenue and gross profit generated and are not contracts upon which our business is substantially dependent and, accordingly, are not required to be filed pursuant to Item 601 (b) (10)(i) or (ii)(B) of Regulation S-K. We have filed all material definitive agreements as Exhibits to our 2009 10-K.

SEC Staff Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008, page 46

6.	You disclose on page 7 that four of your licensing agreements have either expired as of June 30, 2009 or will expire by December 31, 2009 in some of your markets. To the extent material, please revise your future filings to quantify the impact that the expiration of these agreements had or will have upon to your revenues and gross profit for both the periods presented in your filing and future periods as applicable. Please show us in your supplemental response what your revisions to future filings will look like.

Response:

In future filings of either Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K we will quantify and disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations the impact of any licensing agreements that have expired or will expire in the near future if deemed material to our consolidated financial statements. Shown below is what our disclosure would look like to the extent the impact of the expired or expiring agreements is material to our consolidated financial statements.

•

A $X.X million, or X.X%, decrease in other gaming operations revenues as we experienced lower royalty revenues as a result of game content license agreements to third parties for certain markets reaching the end of the license term and we elected to not renew such agreements so we can directly enter these markets and sell our gaming machines and game content directly rather than through licenses, such as Class II gaming machines and the Australia market. The reduction in royalty revenues from these expired license agreements was approximately $X.X million for the quarter/year ended [insert the date]. Although we expect that future royalty revenues will be lower as a result of these expirations, we also expect our product sales and gaming operations revenue to increase and, over time, expect those revenues to exceed the previously recorded levels of royalty revenue. We have other license agreements that have termination dates within the next twelve months that generated $X.X million of royalty revenues in the quarter/year ended [insert date].

•

Gaming operations gross margin was negatively impacted by XXX basis points resulting from lower royalty revenues as a result of license agreements for certain markets reaching the end of the license term and our election not to renew such agreements so we can directly enter these markets, such as Class II gaming machines and the Australia market. We have other game content license agreements that have termination dates within the next twelve months that generated $X.X million of gross profit in the quarter/year ended [insert date].

SEC Staff Comment:

7.	You disclose on page 48 that you experienced a $3.2 million increase in excess and obsolete inventory charges as you transitioned to the new Bluebird2 gaming machine. However, notwithstanding the increase as a result of Bluebird2, we also note your disclosures on page F-20 that your total inventory write-downs as a percentage of average inventory balances have increased significantly from 2007 to 2009. Please revise your MD&A in future filings to address both the reasons for inventory write-downs in total and why write-downs as a percentage of inventory appear to be trending upward. Please show us in your supplemental response what your revisions to future filings will look like.

Response:

In future filings of either Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K we will disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations the reasons for inventory write-downs in total and why write-downs as a percentage of inventory are trending upward or downward if such amounts or trends are material. Shown below is what our disclosures would look like:

Our inventory write-downs primarily arise from excess quantities of raw materials inventory purchased for production of gaming machines and from raw material parts becoming obsolete when replaced by a new part and we are unable to fully realize the value of the old part. When we discontinue support of a gaming machine style, make significant changes to an existing gaming machine design or transition to a new gaming machine style, we may experience higher levels of inventory write downs. We use forecasted demand planning in both purchasing and production processes and conduct quarterly reviews for excess and obsolete inventory. Any inventory write downs are recorded in the period they are identified to reflect any anticipated inventory losses arising from inventory values in excess of cost or market.

As we introduce new gaming machines that utilize new raw material parts, we reduce the quantity of raw material purchases for existing gaming machines based upon anticipated customer demand and expected end of life production of the existing gaming machines. Favorable customer acceptance in excess of estimated customer demand for the new gaming machines can result in excess quantities of raw materials for the existing gaming machines. In the December 2008 quarter we introduced the new Bluebird2 gaming machine and the demand for this gaming machine exceeded our expectation, resulting in fewer Bluebird gaming machines being sold. We seek to reduce excess raw materials thru several strategies such as: (1) reselling them back to the supplier, (2) using them to maintain our installed base of leased gaming operations machines, (3) selling them to customers to support their existing gaming machines which are recorded as part sales (4) using them to refurbish used gaming machines, (5) selling them to a third party or (6) scrapping them.

We have a defined process to control changes in the design of our gaming machines to reduce the possibility that we cannot utilize existing parts before new parts are implemented and therefore reduce the impact of obsolete inventory. We use the same six strategies noted above to reduce the impact of inventory write downs for obsolete parts.

Inventory write downs in the fiscal year ended June 30, 2009 trended higher than in the prior year as a result of our discontinuing support of our legacy gaming machines effective January, 2009 and as a result of the introduction of the Bluebird2 gaming machine in the December 2008 quarter. We expect the amount of inventory write downs to trend downward in fiscal 2010.

SEC Staff Comment:

Liquidity and Capital Resources, page 56

8.	Please revise both your MD&A and financial statement footnotes in future filings to clarify whether you are required to comply with the financial covenants under your credit facility during periods in which you have no outstanding borrowings. If you are still required to comply with the financial covenants when you have no outstanding borrowings, please revise your future filings to disclose if you have complied with your covenants as of the end of your most recent period presented. Please show us in your supplemental response what your revisions to future filings will look like.

Response:

In future filings of either Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K, we will expand our disclosure in Management’s Discussion & Analysis of Financial Condition and Results of Operations and in the footnotes to our Consolidated Financial Statements as follows:

Whether or not we have current borrowings outstanding under our revolving credit facility, we are required to maintain certain negative covenants and two financial ratios: a leverage ratio and an interest coverage ratio.

We were in compliance with all of the negative covenants and financial ratios required by our revolving credit facility as of [Insert date of most recent balance sheet].

SEC Staff Comment:

9.	Please revise your MD&A in future filings to provide more enhanced disclosure regarding the extended payment plans offered to your customers and the implications of these extended payments plans to your financial statements. Please show us how you will revise your MD&A in future filings to address the following:

•	Identify the periods during which you offered extended payment terms;

•	Describe how the offering of these terms has favorably impacted sales in one quarter and possibly negatively impacted, or will negatively impact, the next quarter’s sales;

•	Discuss how cash flows in the current and future quarters have been or will be impacted by the extended payment terms; and

•	Explain the extent to which the $3.6 million increase bad debt expense during fiscal 2009 was attributable to customers who were on extended payment plans.

Please ensure that your revised disclosures provide quantification where possible so that investors are able to determine the extent to which these extended terms affected your operating results and cash flows.

Response:

In future filings of either Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K we will disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations enhanced disclosure regarding the extended payment plans offered to our customers and the implications of these extended payment plans on our Consolidated Financial Statements, if such impact is material.

We advise the SEC staff that the $3.6 million increase in bad debt expense during fiscal 2009 resulted primarily from the financial market crisis that occurred during this period and the impact such crisis had on our casino customers, resulting in a greater number of customers filing for bankruptcy protection during fiscal 2009. This increase in bad debt expense was not a result of our expansion of the extended payment plan program. If in future periods we determine that our bad debt expense has been impacted by the expansion of the extended payment plan program we would make appropriate disclosures in future filings.

The following paragraphs illustrate what our future disclosures would look like:

Our normal payment terms are 30 to 90 days. We have historically provided extended payment terms to some of our customers for periods from 120 days through 36 months. As a result of the financial market crisis which began in 2008 and disrupted credit and equity markets worldwide and led to a weakened global economic environment, beginning in the March 2009 quarter we began and have continued to provide a greater amount of extended payment terms to select customers. This expanded extended payment term program is expected to continue throughout fiscal 2010. Typically these sales result in a higher selling price and, if financed over 12 months, interest payments at an interest rate in excess of our borrowing rate, both of which increase our net income.

Customers consider numerous factors in determining whether to issue a sales order to us including, among others, expected earnings performance of the gaming machines (which we believe is the most significant decision factor), purchase price, the value provided for any trade-in of used gaming machines, parts and game conversion support and payment terms. We believe our competitors have also expanded their use of extended payment terms.

In aggregate, we believe that by expanding our use of extended payment terms, we have provided a competitive response in our market and that our revenues have been favorably impacted. We are unable to estimate the impact of this program on our revenues because gaming machine performance, rather than selling price and extended payment terms, is the most important driver of our sales process. If we ceased providing an expanded amount of extended payment terms, we believe we would not be competitive for some customers in the market place and that our revenues and profits would likely decrease.

The expansion of our use of extended payment terms has increased our current and long-term receivable balances and reduced our cash provided by operating activities. Total receivables increased by $xx.x million to $xxx.x million at [Insert balance sheet date] from $xxx.x million at [Insert prior period balance sheet date]. While a portion of this increase relates to the $xx.x million increase in revenues in the respective trailing twelve month period, we believe that the majority of this increase is due to the impact of providing an expanded amount of extended payment terms. The collection of these receivables in future periods will increase the amount of cash flow provided by operating activities and reduce our total receivables.

We evaluate the adequacy of our allowance for bad debts at least on a quarterly basis. We consider a variety of factors in this evaluation, including the receivables aging and trends thereof for customer balances, past experience with customers who pay outside of payment terms, and news related to individual customers especially if the news calls into question the customer’s ability to fully pay balances owed. Our bad debt expense is most significantly impacted by bankruptcy filings by our customers and pre-

bankruptcy reported exposures of individual customers. During the trailing twelve months ended [insert balance sheet date] our bad debt expense totaled $x.x million representing x.x% of revenues in such trailing twelve month period which compares to $x.x million of bad debt expense for the prior trailing twelve month period which represented x.x% of revenues in the prior trailing twelve month period. [Provide explanation for any significant increase or decrease in bad debt expense.]

SEC Staff Comment:

Exhibits, Financial Statement Schedules, page 66

General

10.	Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. Refer to Item 10(d) of Regulation S-K. We note that exhibit 3.1 has been on file with the Commission for more than five years and does not appear to satisfy any of the exceptions listed in item 10(d). Please advise or revise accordingly in future filings.

Response:

In future filings of Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K, we will revise our exhibit listing and update our filing status of exhibits in accordance Item 10(d) of Regulation S-K.

SEC Staff Comment:

Exhibit 31-Certifications of Chief Executive Officer and Chief Financial Officer

11.	In future filings please remove the chief executive officer and chief financial officer’s title in the introductory line to each 302 certification. In this regard, Item 601(b)(31)of Regulation S-K requires that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance.

Response:

In future filings of Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K, we will remove the chief executive officer’s and chief financial officer’s titles in the introductory line to each 302 certification and ensure that our certifications of the Chief Executive Officer and Chief Financial Officer are exactly as stated in Item 601(b)(31) of Regulation S-K.

SEC Staff Comment:

Consolidated Financial Statements

Note 2 – Principal Accounting Policies, page F-8

12.	You disclose on page 26 that gaming machines can be installed in casinos on a trial basis, and only after a successful trial period are the gaming machines purchased by the casinos. To the extent that you have a significant number of gaming machines installed in casinos on a trial basis during the period presented in your filing, please revise your future filings to more clearly explain your accounting policies for gaming machines installed on a trial basis. Your revised disclosures should address the number of gaming machines installed on a trial basis as of each period presented, the book value of these machines, the average length of a casino trial period, and quantify the extent to which you earn any revenues and/or incur any progressive jackpot expenses while machines are installed on a trial basis. Please show us in your supplemental response what your revisions to future filings will look like.

Response:

The book value of the average number of gaming machines we had in casinos on a trial basis for each of our quarterly reporting periods in fiscal 2009 and the first quarter of fiscal 2010 represented less than 1% of our total current asset balances and as such on-trial gaming machines are not material. Please note that we only place on trial our “for sale” gaming machines and not our participation gaming machines. Our typical trial period is approximately 90 days after which time the customer will either return the gaming machine to us or purchase the gaming machine. Typically we do not earn any revenues during the trial period and because these are “for sale” gaming machines we never incur any progressive jackpot expenses during the trial period. The book value of the gaming machines on trial is recorded in finished goods inventory in current assets in our Consolidated Financial Statements until the gaming machines are purchased by the customers.

In future filings of Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K, we will continue to monitor the number and value of gaming machines placed on a trial basis and if we determine that the impact on our Consolidated Financial Statements is material, we will provide the appropriate disclosures related to our gaming machines on trial including the information disclosed above. As we currently do not expect that our on-trial gaming machines will be material in the foreseeable future, we respectfully have not provided an example of what such a disclosure would look like. In addition in future filings of Annual Reports on Form 10-K we will add to the disclosure that appeared on Page 26 of our 2009 10-K that the book value of gaming machines we have placed in casinos on a trial basis is immaterial, if that is the case.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

SEC Staff Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

13.	Please show us how you will revise your future filings to better explain the relationship changes in your bad debt expense and notes receivable for customers on extended payment plans. For example, we note that during the quarter ended September 30, 2009, your short-term and long-term notes receivable balances increased by approximately $14 million in total, however, your bad debt expense decreased to $600,000 for the quarter ended September 30, 2009 compared to the prior year’s quarter. Please revise your future filings to better explain how you determined it was appropriate to record less bad debt expense despite an increase in your long-term notes receivable balances payment plans.

Response:

Our bad debt expense is most significantly impacted by bankruptcy filings by our customers and pre-bankruptcy reported exposures of individual customers, rather than the aggregate amount of receivables. In future filings of Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K we will disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations enhanced disclosure regarding any material increase or decrease in bad debt expense from the prior period and the relationship, if any, between bad debt expense and expanded extended payment plans offered to our customers, if such relationship is material.

For an example of what our disclosure would look like in future filings, please see our response to SEC staff comment #9 above.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED OCTOBER 27, 2009

SEC Staff Comment:

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

14.	It appears from your disclosures that you benchmark your compensation (for example, in the first paragraph on top of page 23 you state that your “executives’ compensation was appropriate relative to compensation provided by comparable companies...” or in your last paragraph on page 24 you disclose that you benchmarked the positions of Messrs. Edidin, Pacey and Lochiatto). In future filings disclose the information required by Item 402(b)(2)(xiv) of Regulation S-K. In addition, please ensure to discuss where actual payments fall within targeted parameters and, to the extent actual compensation was outside a targeted percentile range, your disclosure should discuss why. Please show us in your supplemental response what the revisions will look like.

Response:

Although Steven Hall & Partners provided our Compensation Committee with comparative information and benchmarked certain of our executive officers’ salaries, our Compensation Committee did not set targeted parameters within which the Compensation Committee believed our executive officer’s compensation should fall. In future filings, we will clarify our disclosure on this point. To illustrate the disclosure that would appear in future filings, our disclosure in our 2009 Proxy Statement would be revised on pages 22 and 23 as follows (revisions indicated by underlining):

(Page 22) For compensation to be paid in fiscal year 2008 and 2009, our Compensation Committee retained Steven Hall & Partners to review our compensation practices and to assist the Committee in assessing whether our compensation program was meeting our goals, including analyzing whether the amounts and structure of our executives’ compensation was appropriate relative to compensation provided by comparable companies and relative to various management positions within our company. Steven Hall & Partners also advised the Compensation Committee concerning changes to compensation packages to reflect the promotions and increased responsibilities of certain of our executive officers. Steven Hall provided the Committee with data concerning a comparator group consisting of (i) game manufacturing and casino supply companies: Aristocrat Leisure Limited, Bally Technology Inc., Global Cash Access Holdings, Inc., International Game Technology, Scientific Games Corporation and Shuffle Master, Inc., (ii) video game companies: Atari, Inc., Marvel

Entertainment, Inc. and THQ, Inc. and (iii) casino companies: Ameristar Casinos Inc., Isle of Capri Casinos, Inc. and Pinnacle Entertainment, Inc. Steven Hall & Partners provided our Compensation Committee with information concerning compensation of executive officers at these comparator companies including base salary, total cash compensation and total remuneration, ratios of compensation of key officers as a percentage of CEO compensation, and total compensation of the top five officers in the aggregate. Our Compensation Committee reviewed the information provided but did not set any target parameters for our executive officers’ compensation relative to the comparator companies. After reviewing the Steven Hall & Partners report and meeting with Mr. Hall, our Compensation Committee recommended to our Board, and our Board adopted, our executive compensation packages for such fiscal years.

(Page 23) Effective July 1, 2008, Mr. Edidin was promoted to President, Mr. Pacey to Executive Vice President, Global Products and Chief Innovation Officer and Mr. Lochiatto to Executive Vice President and Chief Operating Officer. In connection with these promotions, the Compensation Committee retained its advisor, Steven Hall & Partners, to provide updated compensation data for these positions at comparator companies. Our Compensation Committee reviewed the information provided but did not set any target parameters for our executive officers’ compensation relative to the comparator companies. Based upon the recommendation of our Compensation Committee with input from Steven Hall & Partners, our Board increased the salaries of Messrs. Edidin, Pacey and Lochiatto effective concurrently with their promotions. Such salary increases were greater than our customary merit increases to reflect these executive officers’ new roles and increased responsibilities.

SEC Staff Comment:

Salary, page 23

15.	You disclose that starting in fiscal year 2009 the compensation committee’s policy of determining salary increases changed into a discretionary, individual performance-based evaluation. Please note that to the extent that the compensation committee’s decisions regarding the salary increases for each named executive officer were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, in future filings please ensure to disclose each named executive officer’s personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Please show us in your supplemental response what your revisions will look like.

Response:

In accordance with Item 402(b)(2)(vii) of Regulation S-K, in future Compensation Discussion and Analysis sections of our Definitive Proxy Statements we will revise our disclosure to provide additional details regarding the elements of individual performance and contribution that are taken into account in connection with annual base salary increases for our named executive officers. To illustrate the revisions that will appear in future filings, we would insert in the Salary section in our 2009 Proxy Statement the following paragraphs after the fourth paragraph on page 24 as follows (revisions indicated by underlining):

For Messrs. Gamache and Schweinfurth, their goals for fiscal year 2008 were as follows:

Mr. Gamache’s personal goals were: execution on a succession plan for management; continued predictability in our financial performance; continued improvements in balance sheet, working capital and stockholders equity; continued improvement in employee and customer satisfaction; and continued commitment to innovation and operational efficiencies.

Mr. Schweinfurth’s personal goals were: improved performance and efficiency of working capital, improvement in our employee satisfaction, and ensuring that our company was properly preparing, from an administrative perspective, to launch new business initiatives.

Additionally, Messrs. Gamache’s and Schweinfurth’s performance were evaluated in the following areas, in order to evaluate their performance in the same key areas which are used company-wide for performance evaluations of our team leaders: accountability, innovation and creativity, integrity and trust, quality, teamwork and communication, leadership, planning and organizing, and problem solving.

As part of the merit increase process, management recommended to the Compensation Committee that 4% be the targeted increase for all employees who meet or exceed performance expectations, with poorer performers earning a lower or no increase and higher increases being available if approved by upper management for exceptional performance. Mr. Gamache evaluated Mr. Schweinfurth’s performance as meeting or exceeding expectations and advised our Compensation Committee that Mr. Schweinfurth merited a 4% increase, which was accepted by our Compensation Committee. Additionally, the Compensation Committee evaluated Mr. Gamache’s performance as meeting or exceeding expectations and determined that Mr. Gamache merited a similar 4% increase.

SEC Staff Comment:

Cash Bonus, page 24

16.	In accordance with Instruction 5 of Item 402(b) of Regulation S-K, in future filings please identify how earnings per share as a performance target is calculated from your audited financial statements, including any adjustments made.

Response:

In accordance with Instruction 5 of Item 402(b) of Regulation S-K, in future Compensation Discussion and Analysis sections of our Definitive Proxy Statements we will disclose how earnings per share as a performance target is calculated from our audited Consolidated Financial Statements included in our Annual Report on Form 10-K, including any adjustments made. If the earnings per share calculation is the same as disclosed in audited Consolidated Financial Statements included in our Annual Report on Form 10-K, as is currently the case, we will disclose this fact and make the appropriate references to our audited Consolidated Financial Statements, and if different, we will describe such differences. Note that on page 25 of our 2009 Proxy Statement we make the following disclosure: “Our Compensation Committee and our Board of Directors approved the calculation of the matrix-based bonuses awarded to our named executive officers based on our fiscal year corporate financial performance as reported to our stockholders.”

SEC Staff Comment:

17.	In future filings please disclose the actual level of achievement for each performance goal and how the ultimate level of the bonus award was determined Please see Item 402(b)(1)(v) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response:

In accordance with Item 402(b)(1)(v) of Regulation S-K, in future Compensation Discussion and Analysis sections of our Definitive Proxy Statements we will revise our disclosure to provide additional details regarding the performance goals set and the level of performance achieved that was used to determine the amount of the bonuses awarded. To illustrate the revisions that will appear in future filings, our second paragraph in the Cash Bonus section of the disclosure on page 25 in our 2009 Proxy Statement would have been revised to read as follows (revisions indicated by underlining):

For fiscal year 2009, we paid cash bonuses to our named executive officers which were calculated pursuant to financial performance matrices based on corporate financial performance compared to pre-established goals of (a) earnings per share with a threshold of $1.10, a target of $1.38 and a maximum of $1.63 and (b) revenues with a threshold of $614 million, a target of $722 million and a maximum of $852 million, which goals were set by our Board of Directors based on the recommendation of the Compensation Committee. As reported in our audited Consolidated Financial Statements included in our Annual Report on Form 10-K for our fiscal year ended June 30, 2009, our actual diluted earnings per share were $1.59 and our actual revenues were $706 million. Mr. Gamache’s bonus was entirely determined based on the corporate financial performance goals and set as a percentage of his base salary ranging from 0% if either of the thresholds was not met, 73% if the threshold goals were met, 100% if the target goals were met, and up to 280% if the maximum goals were met or exceeded. Because our corporate financial performance exceeded Mr. Gamache’s target goal for earnings per share and exceeded Mr. Gamache’s threshold goal for revenues, Mr. Gamache’s cash bonus percentage under his bonus matrix was 203% of his salary.

For Messrs. Edidin, Schweinfurth, Pacey and Lochiatto, their potential bonuses were entirely determined based on the corporate financial performance goals and set as a percentage of salary ranging from 0% if either of the thresholds was not met, 50% if the threshold goals were met, 85% for Mr. Edidin and 75% for the others if the target goals were met, and up to 225% if the maximum goals were met or exceeded. Because our corporate performance exceeded each such executive’s target goals for earnings per share and exceeded their threshold goals for revenues, Mr. Edidin’s bonus percentage under his bonus matrix was 166% of his salary, and Mr. Schweinfurth’s, Mr. Pacey’s and Mr. Lochiatto’s bonus percentage under their bonus matrix was 135% of their salary. Our Compensation Committee and our Board of Directors approved the calculation of the matrix-based bonuses awarded to our named executive officers based on our fiscal year corporate financial performance reflected in our audited Consolidated Financial Statements as reported to our stockholders. Such bonuses were paid to our named executive officers when bonuses were paid to our employees generally in August 2009.

SEC Staff Comment:

18.	We note your disclosure starting in the middle of page 26 about the changes adopted by the board with respect to fiscal year 2010 cash bonuses. In accordance with Instruction 2 of Item 402(b) of Regulation S-K, please tell us, and in future filings include a comprehensive discussion of the factors considered by the compensation committee in effecting such change.

Response:

We believe that you are referencing page 25 of our 2009 Proxy Statement concerning our change in cash bonuses for our executive officers other than Mr. Gamache. In response to your request, in future Compensation Discussion and Analysis sections of our Definitive Proxy Statements we will include disclosure similar to the following:

Our Compensation Committee and Board of Directors determined to change the cash bonuses that our executive officers, other than Mr. Gamache, may be eligible to receive in order to have approximately 25% of these executive officer’s potential annual incentive compensation dependent on achievement of individual performance goals and 75% based on corporate financial performance rather than 100% based on corporate financial performance. Previously, of the forms of compensation paid to these executive officers, only annual merit increases to salary were based on the achievement of individual performance goals while equity compensation and cash bonus compensation was 100% tied to corporate financial performance. In order to reward individuals for their independent contributions and to hold these executive officers accountable for achievement of their individual performance goals, the Compensation Committee recommended and the Board of Directors approved a second bonus program based on the achievement of individual performance goals. At the same time the Compensation Committee recommended and the Board of Directors approved a corresponding reduction in the amount of each executive officer’s cash bonus that would be dependent upon the achievement of corporate financial performance goals.

SEC Staff Comment:

Equity Compensation, page 26

19.	We note your disclosure in the first paragraph on page 28 stating that in awarding the fiscal year 2009 equity awards the board took into account, among other things, “the same factors used to establish [the] cash bonuses”. Considering that the cash bonuses are derived from a bonus pool accrued over the fiscal year based on the company’s actual financial performance as compared to the company’s budget, and that the bonuses to each named executive are calculated solely on meeting or exceeding certain financial targets, it is unclear how the factors used by the compensation committee in determining the cash bonuses are used for purposes of determining the amount of equity compensation. In your future filings please provide for each named executive officer a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please show us in your supplemental response what the revisions will look like. Please also comply with this comment with respect to the determination of Executive Succession Grants discussed on page 28.

Response:

We believe that you are referencing the disclosure on page 27 of our 2009 Proxy Statement concerning the factors used to establish our cash bonuses and the amounts of compensation provided under our long-term incentive plan.

To clarify our disclosure, in future Compensation Discussion and Analysis sections of our Definitive Proxy Statements we will delete the words “. . . the same factors used to establish our cash bonuses” and replace them with the following: “. . . the individual’s position and level of responsibility. As detailed below, Mr. Gamache’s equity compensation is targeted at 200% of his salary, Mr. Edidin’s at 175% of his salary and Messrs. Schweinfurth, Pacey and Lochiatto at 145% of their salaries reflecting their relative positions and levels of responsibility.”

Also in future filings we would add the following disclosure under “Executive Succession Grants:” “The amount of each of these one-time grants was based on the Executive’s position in the Company and level of responsibility.”

Conclusion

As requested in your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC Staff Comments or changes to disclosure in response to SEC Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert SEC Staff Comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and
Treasurer

John P. McNicholas, Jr.
Vice President,
Controller and
Chief Accounting Officer